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                                                                      EXHIBIT 23

March 24, 2000

Board of Directors
El Paso Energy Partners, L.P.
1001 Louisiana Street
Houston, Texas 77002

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and issued our report thereon dated March 24, 2000. Note 1 to the financial statements describes a change in accounting principle from one income allocation method whereby net income is allocated to partners based upon percentage ownership and proportionate share of cash distributions to another income allocation method whereby net income is allocated to partners based upon the change from period to period in their respective claims on the Company's book value capital. It should be understood that the preferability of one acceptable method of accounting over another for allocating income to partners in a limited partnership has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,



PricewaterhouseCoopers LLP